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                             September 29, 2023

       Edward Lu
       Chief Financial Officer
       Phoenix New Media Ltd
       Sinolight Plaza, Floor 16
       No. 4 Qiyang Road
       Wangjing, Chaoyang District, Beijing, 100102
       People   s Republic of China

                                                        Re: Phoenix New Media
Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            File No. 001-35158

       Dear Edward Lu:

              We have reviewed your September 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 27, 2023 letter.

       Form 20-F for the Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 1. Organization and Principal Activities, page F-10

   1. Please revise your disclosure in Risk Factors to address: (i) your belief that you meet the definition of an
investment company under Section 3(a)(1)(C) of the Investment Company
                                                        Act of 1940 (the    Act
  ) and are relying on the exemption from that definition at Section
                                                        3(b)(1); and (ii) the
consequences if you are deemed to be an investment company under the Act, as well as the
risks associated with the operation of an unregistered investment company.
 Edward Lu
FirstName LastNameEdward  Lu
Phoenix New  Media Ltd
Comapany 29,
September NamePhoenix
              2023      New Media Ltd
September
Page 2    29, 2023 Page 2
FirstName LastName
2. Please advise if you have an opinion of counsel regarding your reliance on the exemption from the definition of investment company provided by Section 3(b)(1) of the Act, and if so, whether you would be willing to provide the staff with a copy of such opinion of counsel.
Exhibit 15.3
Certification by the Chief Financial Officer Pursuant to Item 16I(a) of Form
20-F

3. We note your response to prior comment 3 including your statement that no governmental entity in the PRC has a controlling interest with respect to Phoenix TV. Please supplementally clarify the percentage ownership of any PRC governmental entities or state-owned enterprises in Phoenix TV and provide the percentage of indirect ownership in Phoenix New Media.
4. We note your response to prior comment 4. Please provide us with your analysis with respect to each of your directors, including whether such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP. For examples, we note from Item 6 that Carson Wen served as
         a deputy of the National People   s Congress, that Yusheng Sun served
senior positions in
         China Central Television and that Qi Li served as the Chief Financial
Officer of People   s
         Daily Online.
       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions. You may contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Yi Gao